Exhibit 12.1

619-254-4459 info@solonlaw.com www.solonlaw.com

LICENSED IN AZ, CA, FL & TX

September 18, 2026

RYSE, Inc.

20 Camden St., Suite 200

Toronto, Ontario, Canada M5V 1V1

Re: Form 1-A POS Offering Statement (File No. 024-12645)

Ladies and Gentlemen:

Solon Law, PC has acted as counsel to RYSE, Inc., an Ontario, Canada corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission of a post-qualification amendment to a Regulation A Offering Statement on Form 1-A POS (File No. 024-12645) (the “Offering Statement”) relating to the sale by the Company of up to 15,751,665 shares of non-voting Class B common stock at $2.60 per share, for a maximum offering amount of $40,954,329.21, and the issuance of up to 9,615,384 additional shares of non-voting Class B common stock as bonus shares pursuant to the terms described in the Offering Statement, for a total of up to 25,367,049 offered shares. This opinion is being delivered in accordance with the requirements of Part III of Form 1-A. The shares of non-voting Class B common stock described above may collectively be referred to herein as the “shares” and each, individually, as a “share.”

In rendering this opinion, we have examined (i) the Offering Statement and the exhibits thereto, (ii) certain resolutions of the Company, relating to the issuance and sale of the shares, and (iii) such other records, instruments and documents as we have deemed advisable in order to render this opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to certain factual matters, we have relied upon resolutions and representations of the management of the Company and have not sought independently to verify such matters.

Based on the foregoing, we are of the opinion that (i) when the 15,751,665 shares offered at $2.60 per share are sold and issued against payment therefor, as described in the Offering Statement, and (ii) when the 9,615,384 bonus shares are issued in accordance with the bonus-share terms described in the Offering Statement, the shares will be validly authorized, legally issued, fully paid and non-assessable.

Our opinion herein is expressed solely with respect to the laws of the federal laws of the United States applicable therein, as currently in effect, and we express no opinion as to whether the laws of any other jurisdiction are applicable to the subject matter hereof. No opinion is being rendered hereby with respect to the truth, accuracy or completeness of the Offering Statement or any portion thereof.

The information set forth herein is as of the date hereof. We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. Our opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company, the shares, the Offering Statement, or the circular included therein.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving such consent, we do not believe that we are “experts” within the meaning of such term as used in the Securities Act of 1933 or the rules and regulations of the Commission issued thereunder with respect to any part of the Offering Statement, including this opinion as an exhibit or otherwise.

Sincerely,

/s/ Solon Law

SOLON LAW, PC